KASH N' KARRY FOOD STORES, INC.
                            1995 ANNUAL REPORT
                        TABLE OF CONTENTS


Letter to Stockholders . . . . . . . . . . . . . . . . . . . . ii

Corporate Information. . . . . . . . . . . . . . . . . . . . . .1

Management . . . . . . . . . . . . . . . . . . . . . . . . . . .3

Selected Financial Data. . . . . . . . . . . . . . . . . . . . .5

Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations. . . . . . . . . . . . . . . . . . . . . . . . 10

Report of Independent Accountants. . . . . . . . . . . . . . . 19

Balance Sheets as of July 30, 1995 and July 31, 1994 . . . . . 21

Statements of Operations for the fiscal years ended
     July 30, 1995, July 31, 1994 and
     August 1, 1993. . . . . . . . . . . . . . . . . . . . . . 23

Statements of Stockholders' Equity (Deficit)
     for the fiscal years ended July 30, 1995,
     July 31, 1994 and August 1, 1993. . . . . . . . . . . . . 24

Statements of Cash Flows for the fiscal years
     ended July 30, 1995, July 31, 1994 and
     August 1, 1993. . . . . . . . . . . . . . . . . . . . . . 25

Notes to Financial Statements. . . . . . . . . . . . . . . . . 27

Changes in Accountants . . . . . . . . . . . . . . . . . . . . 45


























                        [KnK Letterhead]







                        November 17, 1995

Dear Stockholders:

     The past year has been one of major changes for Kash n' Karry. We completed both operational and financial restructurings and began to shift the strategic direction of the Company. While the year has not been an easy one, Kash n' Karry has emerged more focused and better prepared to capitalize on our strong position in the West Central Florida market, and our cash flow and balance sheet show that our restructuring was worth the effort.

OPERATING RESULTS

     Sales for fiscal 1995 were $1.03 billion, 3.7% below the sales of the prior year. The uncertainties surrounding the reorganization and the opening of twelve new competitive stores were the primary factors resulting in the decrease in sales. However, operating cash flow (EBITDA) increased 28% from $42.6 million in 1994 to $54.5 million in 1995 -- primarily the result of significant reductions in operating costs. For the thirty week period subsequent to the reorganization (Reorganized Company), net income was $3.1 million, or $.67 per share.

MAJOR ACCOMPLISHMENTS

     The first five months of the fiscal year were dedicated to completing our financial restructuring and commencing a stringent, company-wide program to reduce all costs of our business. Overheads were reduced, all relationships with service providers were reviewed and renegotiated, and capital expenditures were limited in order to preserve the Company's liquidity through the restructuring. With the support of our associates, trade suppliers, senior lenders, bondholders and stockholders, our financial restructuring was successfully completed on December 29, 1994, resulting in a reduction in our long-term debt load by more than $123.0 million.

     In January, I was hired by the Board of Directors to serve as Chief Executive Officer of the Company. I felt that it was imperative to redefine the Company's mission and establish a vision for the new Kash n' Karry. With that in mind, we began a comprehensive review of the Company's strategic strengths and consumer perceptions in the marketplace, resulting in the associates of Kash n' Karry establishing a goal to become the premiere perishables marketer in West Central Florida. The first step in connection with this change in the strategic

direction of the Company was to organize a new marketing and operations management team with the expertise to execute our merchandising plan, and that team is now in place.

     The next step in the process was to design a new decor package to support the new image that we expect to project to our customers. In September, we unveiled the new decor package in our first store and broke with a media blitz promoting the Company's commitment to high quality perishables under the tag line "Kash n' Karry -- Your Destination for Fresh." In 1996 we will convert an additional forty stores to the new format.

     The third step in the process is to replace or upgrade the check-out systems in all of our stores to state-of-the-art technology that will support our image of providing legendary customer service and to install new application software in the areas of merchandise procurement, store billings, warehouse control, accounts payable and labor scheduling. This project began in June and will be completed during our 1996 fiscal year.

FISCAL 1996 OUTLOOK

     The transition year of 1995 is behind us and we believe that 1996 will be a breakthrough year for Kash n' Karry. There are several reasons for our confidence: Kash n' Karry enters 1996 with a significantly deleveraged balance sheet and a strong capital investment program to build new stores and upgrade existing facilities to support our commitment to perishables; we have positive sales trends and a clearly defined strategy for capitalizing on our strengths going forward; and we have a new five-year agreement to supply groceries to an 18-store chain in the Orlando area that we estimate could generate revenues of $75.0 million or more per year.

     The hard work and dedication of 9,400 associates helped us to implement many important changes this past year and to reach many milestones -- including the opening of our 100th food store in November. With their continued efforts and an organization designed to support our new mission, I believe we will continue our positive trends. Please join me and our associates in looking forward to an even stronger 1996.


                              /s/ Ronald E. Johnson
                              -------------------------------
                              Ronald E. Johnson
                              Chairman of the Board
                              President and Chief Executive Officer









                      CORPORATE INFORMATION


     The principal executive offices of the Company are located at 6422 Harney Road, Tampa, Florida 33610, and its telephone number is (813) 621-0200.

                        Business Summary

     The Company is among the three largest food retailers in west central Florida, operating 93 multi-department supermarkets, five conventional supermarkets and 34 liquor stores under the "Kash n' Karry" name and two super warehouse stores under the "Save 'n Pack" name, all supported by a centrally-located warehouse and distribution facility. More than one-half of the Company's stores are located in the Tampa-St. Petersburg area, which is Florida's largest retail food sales market, with the balance located between Gainesville, approximately 130 miles to the north, and Bonita Springs, approximately 150 miles to the south. The west central Florida area has a diverse and growing economy, which includes high technology and financial centers, an insurance industry presence, retirement communities, coastal resorts and commercial agricultural activity. The region's population is estimated to be increasing at an annual rate of approximately 2%.

     The Company currently operates two distinct store concepts:

     - a large, full-service multi-department supermarket under the Kash n' Karry name, which is designed to operate profitably at lower sales levels than certain competi-tors; and

     - a super warehouse store under the Save 'n Pack name de-signed to serve trade areas with low household income.

     The Company has developed, and continues to implement, the following marketing and operating strategies to promote growth in revenues and operating cash flow:

     Marketing Strategy. The Company emphasizes competitive prices on everyday items, strong weekly features, high quality perishables and a broad assortment of both national and corporate brands. The Company's food stores are open seven days a week, with most operating 24 hours a day. The Company seeks to be either first or second among its competitors in assortment of branded merchandise, stocking over 29,000 SKU's (stock keeping units) of national brand and corporate brand items. In addition to a full range of grocery and general merchandise items, most of the Company's multi-department supermarkets also feature expanded perishable goods departments, delicatessens and in-store bakeries, and many contain pharmacies and full-service seafood, full-service floral and video rental departments.

     In 1992, the Company introduced its own corporate brand merchandise. The Company's corporate brand strategy is to offer a product comparable in quality to the best-


selling national brand at a lower price. The Kash n' Karry brand item generally sells for approximately 10% less than the competing best-selling national brand but generates a higher per unit gross profit contribution to the Company. Over 1,100 SKU's in a wide variety of product categories carry the Kash n' Karry brand name.

     Operations Strategy. The Company believes that up-to-date, strategically located facilities, well-trained associates and information management systems are key elements to the Company's future success. The Company operates a modern, 687,000 square foot warehouse, distribution and office facility in Tampa with sufficient capacity to service anticipated store expansion for the foreseeable future. The warehouse enables the Company to reduce costs by purchasing in large quantities, taking advantage of special promotional prices offered by vendors and purchasing prior to impending price increases, and reducing delivery costs through cross docking and backhauls. The central location of the warehouse facility to its stores also provides the Company with operating efficiencies.

     The Company relies on information technology to enhance operating efficiency. The Company recently entered into an agreement to outsource its information systems development in order to minimize costs, accelerate the implementation period for systems improvements, facilitate future software upgrades, reduce personnel issues and eliminate equipment lease costs. Specifically, the agreement provides for the acquisition of new procurement, billing, labor scheduling and accounts payable systems and new point-of-sale equipment in the stores within the next 18 months.

     The Company also devotes significant resources to personnel training, utilizes labor scheduling programs to allocate manpower based on anticipated sales levels, and employs a variety of strategies to minimize inventory losses. None of the Company's associates is covered by a collective bargaining agreement.

               Information Regarding Common Stock

     Market Price. On March 2, 1995 the Common Stock was listed for trading on the Nasdaq Small Cap Market under the symbol "KASH." Prior to such date, there was no established public trading market for the Common Stock. For the period of March 2, 1995 through October 13, 1995, the range of high and low bids for a single share of Common Stock was $29.25 - $12.17, as quoted in the Nasdaq Small Cap Market. The average of the low bid and high ask prices on October 13, 1995 as quoted on the Nasdaq Small Cap Market was $23.75. Such over-the-market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. In addition, these quotations have been adjusted to reflect the 3-for-2 stock split effected in the form of a stock dividend paid on July 17, 1995.

     Record Holders. As of October 13, 1995, there were approximately 21 holders of record of shares of Common Stock.




     Dividend Policy. The Company has not in the past paid cash dividends to its stockholders and does not intend to pay any cash dividends in the foreseeable future. The Company's ability to declare cash dividends on its Common Stock is materially limited by prohibitions or restrictions in its bank credit agreement and senior debt indentures.



                                MANAGEMENT

                            BOARD OF DIRECTORS

                             Ronald E. Johnson
                    Chairman of the Board of Directors,
                   President and Chief Executive Officer
                      Kash n' Karry Food Stores, Inc.

Everett L. Buckardt           John G. Danhakl           John J. Delucca
Chairman and Chief            General Partner           Senior Vice President
Executive Officer             Leonard Green &              and Treasurer
BEKS Investments, Inc.          Associates, L.P.        RJR Nabisco

Jennifer Holden Dunbar        Ben Evans                 Thomas W. Harberts
General Partner               Consultant                President and Chief
Leonard Green &               Ernst & Young             Executive Officer
  Associates, L.P.                                      Cub Foods

Robert Spiegel                Peter Zurkow
Retired                       Managing Director,
                              High Yield Department
                              PaineWebber Incorporated


     EXECUTIVE COMPENSATION                            STOCK OPTION
     COMMITTEE                                         COMMITTEE
     Jennifer Holden Dunbar                            Jennifer Holden Dunbar
     Ben Evans                                         Ben Evans
     Peter Zurkow                                      Peter Zurkow

     NOMINATING COMMITTEE                              AUDIT COMMITTEE
     Jennifer Holden Dunbar                            Everett L. Buckardt
     Ben Evans                                         Jennifer Holden Dunbar
     Peter Zurkow                                      Ben Evans
                                                       Thomas W. Harberts













                               EXECUTIVE OFFICERS

                                Ronald E. Johnson
                       Chairman of the Board of Directors,
                      President and Chief Executive Officer

Raymond P. Springer            BJ Mehaffey              Gary M. Shell
Senior Vice President          Senior Vice President    Senior Vice President
of Administration,             of Operations            of Nonperishables
Chief Financial Officer,                                Marketing
Treasurer and Secretary

Clifford C. Smith, Jr.         Richard D. Coleman
Senior Vice President of       Vice President, Controller
Perishables Marketing










































                     SELECTED FINANCIAL DATA

     The following table presents selected financial information of the Company as of and for each of the fiscal years ended on the Sunday nearest to July 31, 1995, 1994, 1993, 1992 and 1991, and is derived from the audited financial statements of the Company. Such financial statements, and the reports thereon, for the 1995, 1994 and 1993 fiscal years are included elsewhere in this document, and should be read in conjunction with this selected financial data and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     As discussed herein, the Restructuring was consummated on December 29, 1994 (the "Effective Date"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations; The Restructuring." The financial statements as of and for the 30 weeks ended July 30, 1995 and for the 22 weeks ended January 1, 1995, respectively, reflect the Company's emergence from Chapter 11 and were prepared utilizing the principles of fresh-start reporting contained in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Report-ing by Entities in Reorganization Under the Bankruptcy Code." Operations during the period from the Effective Date through January 1, 1995 had no significant impact on the emergence transactions and as a result have not been separately identified. As a result of the implementation of fresh-start accounting, certain of the selected financial data as of and for the 30 weeks ended July 30, 1995 and for the 22 weeks ended January 1, 1995 is not comparable to the selected financial data of prior periods due to the change in reporting entity resulting from the application of fresh-start accounting. Therefore, selected financial data for the "Reorganized Company" has been separately identified from that of the "Predecessor Company."

     The selected store data have been derived from the Company's management reporting records.





















                                               Reorganized   Predecessor
                                                 Company       Company
                                                 --------      --------
                                                 30 Weeks      22 Weeks
                                                  Ended          Ended
                                                 July 30,      January 1,
                                                   1995          1995
                                                  -------      --------
                                                 (In Thousands, Except
                                                   Per Share Amounts)

Statement of Operations Data:
 Sales . . . . . . . . . . . . . . . . .         $599,320      $426,681
 Cost of sales . . . . . . . . . . . . .          471,401       340,802
                                                  -------      --------
 Gross profit. . . . . . . . . . . . . .          127,919        85,879
 Selling, general and
    administrative expenses . . . . . . .          90,482        68,819
 Depreciation and amortization. . . . . .          14,802        10,234
                                                  -------      --------
 Operating income . . . . . . . . . . . .          22,635         6,826
 Interest expense (1) . . . . . . . . . .          15,810        13,719
                                                  -------      --------
 Income (loss) from operations before
    reorganization items, income taxes,
    extraordinary items and change in
    accounting principle . . . . . . . .            6,825        (6,893)
 Reorganization items . . . . . . . . .              --          (4,869)
 Provision for income taxes . . . . . .            (3,682)         --
 Extraordinary item - gain on debt
    discharge . . . . . . . . . . . .                --          70,166
 Cumulative effect of change in
    accounting principle - post-
    retirement medical benefits . . . . .            --          (2,000)
                                                  -------      --------
 Net income. . . . . . . . . . . . . . .          $ 3,143       $56,404
                                                  =======      ========
 Income per common share . . . . . . . . .          $0.67(2)       --  (3)
                                                  =======      ========


















                                              Predecessor Company
                              ---------------------------------------------
                              Fiscal Year Ended Sunday Nearest July 31, (4)
                              ---------------------------------------------
                                   1994       1993       1992       1991
                                ---------- ---------- ---------- ----------
                                                 (In Thousands)
Statement of Operations Data:

 Sales . . . . . . . . . . .   $1,065,165 $1,086,125 $1,071,038 $1,059,636
 Cost of sales . . . . . . .      845,597    856,156    848,441    842,687
                               ---------- ---------- ---------- ----------
 Gross profit. . . . . . .  .     219,568    229,969    222,597    216,949
 Selling, general and
  administrative expenses . .     176,945    175,177    164,897    159,359
 Depreciation and
   amortization . . . . . . .      24,112     23,455     20,132     54,435
 Store closing and other
   costs . . . . . . . . . . .     11,016       --         --         --
                               ---------- ---------- ---------- ----------
 Operating income. . . . . . .      7,495     31,337     37,568      3,155
 Interest expense (1) . . . .      45,390     43,257     44,869     45,610
                               ---------- ---------- ---------- ----------
 Loss from operations before
   extraordinary items . .  .     (37,895)   (11,920)    (7,301)  (42,455)

 Extraordinary item - gain
  on debt repurchase . . . . .       --         --         --        3,427
                               ---------- ---------- ---------- ----------
 Net loss . . . . . . . . . .    $(37,895)  $(11,920)   $(7,301)  $(39,028)
                               ========== ========== ========== ==========


























                             Reorganized            Predecessor
                             Company                  Company
                             ----------  ----------------------------------
                             Fiscal Year Ended Sunday Nearest July 31, (4)
                             ----------------------------------------------
                                1995     1994     1993     1992     1991
                             --------- -------- -------- -------- --------
                                        (Dollar Amounts in Thousands)
Balance Sheet Data:

Total assets . . . . . . . .  $373,572 $389,893 $423,208 $399,419 $401,860
Inventories . . . . . . . . .   86,840   76,094   95,385   91,226   92,451
Property and equipment, net .  139,967  160,491  164,937  145,372  146,513
Working capital . . . . . . .   13,164  (12,747)  19,137   26,031   15,684
Total long-term debt and
  capital leases (including
  current maturities) (5) . .  223,694  360,121  351,890  316,220  342,826
Preferred stock . . . . . . .     --      4,650    4,650    4,650   45,991
Total stockholders' equity
   (deficit) . . . . . . . . .  49,638  (61,054) (23,159) (11,239) (72,640)

Other Data:

Operating cash flow
  (adjusted EBITDA) (6) . . .  $54,497  $42,623  $54,792  $57,700  $57,590
Capital expenditures (7). . .    6,247   15,471   37,703   15,385   15,672

Store Data:

Food stores open at end of
  period (8). . . . . . . . .       99      100      115      111      113
Avg. selling sq. ft. during
  period (in thousands) (9) .    2,913    3,084    3,100    2,970    2,949
Avg. sales per store week (10)    $199     $196     $183     $181     $180























                  Notes to Selected Financial Information
                       (Dollar Amounts in Thousands)

(1) Includes amortization of deferred financing costs of $809 and $1,152 for the 30 weeks ended July 30, 1995 and the 22 weeks ended January 1, 1995, respectively, and $2,950, $2,850, $2,932 and $3,017 for the 1994, 1993,
     1992 and 1991 fiscal years, respectively.

(2) Reflects the 3-for-2 stock split effected in the form of a stock dividend paid on July 17, 1995. Based on 4,649,943 shares (the weighted average number of shares of Common Stock outstanding).

(3) Net income per share of Common Stock is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.

(4) The Company's fiscal year is based on a 52/53 week fiscal year ending on the Sunday nearest to July 31. Therefore, the 1992 fiscal year included 53 weeks of operations. The 1995, 1994, 1993 and 1991 fiscal years each had 52 weeks of operations.

(5) Total long-term debt includes long-term debt, current maturities of long-term debt, capital lease obligations and certain other debt.

(6) Represents earnings before interest expense (which includes amortization of deferred financing costs), provision for income taxes, depreciation and amortization, store closing and other costs, reorganization items, extraordinary items, and cumulative effect of change in accounting principle. Operating cash flow (adjusted EBITDA) is presented here as a measure of the Company's debt service ability, and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined on the Statements of Cash Flows in the Company's financial statements).

(7) Capital expenditures consist of cash expenditures, additions to capital leases and, for the 1994, 1993 and 1992 fiscal years, amounts funded under the capital improvements revolving credit facility under the Old Credit Agreement (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations").

(8)  Data relating to the number of stores is expressed in actual numbers.

(9) Represents the average of the selling square footage of the Company's stores on the first and last day of the respective periods. Selling square footage includes adjacent liquor stores where applicable but does not include backroom and receiving areas.

(10) Represents, for each of the respective periods, sales for such period divided by the sum of the number of weeks for which each of the Company's stores was open during such period.






                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     This analysis should be read in conjunction with the financial statements and related notes thereto included elsewhere in this document. The Company follows a 52/53 week fiscal year ending on the Sunday nearest to July 31. Historical results of operations are given for the Company's 52 week periods of operations ended July 30, 1995, July 31, 1994 and August 1, 1993 (respectively, the "1995, 1994 and 1993 Fiscal Years"). The financial statements as of and for the 30 weeks ended July 30, 1995 reflect the Company's emergence from Chapter 11 proceedings on December 29, 1994 and were prepared utilizing the principles of fresh-start reporting contained in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (the "SOP 90-7").

                        The Restructuring

     During the 1995 Fiscal Year, the Company completed a comprehensive financial restructuring pursuant to a "prepackaged" plan of reorganization (the "Restructuring") pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Company filed its prepackaged plan with the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on November 9, 1994 (the "Petition Date"). During the pendency of the bankruptcy case, the Company, with the approval of the Bankruptcy Court, operated its business in the ordinary course, and paid all pre-petition and post-petition claims of its general unsecured creditors, trade creditors and employees in full. The Restructuring was confirmed by the Bankruptcy Court on December 12, 1994, and the Company emerged from bankruptcy on December 29, 1994 (the "Effective Date").

     Pursuant to the provisions of the Restructuring, on the Effective Date:

     (1) Each $1,000 principal amount of the Company's $85.0 million Senior Floating Rate Notes due August 2, 1996 (the "Old Senior Floating Rate Notes") was exchanged for (a) new Senior Floating Rate Notes due February 1, 2003 (the "New Senior Floating Rate Notes") in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Floating Rate Notes from and including February 3, 1994, through but not including the Petition Date, or, at such holder's election, (b) new 11.5% Senior Fixed Rate Notes due February 1, 2003 (the "New Senior Fixed Rate Notes") in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

     (2) Each $1,000 principal amount of the Company's $50.0 million 12 3/8% Senior Fixed Rate Notes due February 1, 1999 (the
"Old Senior Fixed Rate Notes") was exchanged


for (a) New Senior Floating Rate Notes in an original principal amount equal to $1,000 plus 100% of the accrued interest under the Old Senior Fixed Rate Notes from and including February 2, 1994, through but not including the Petition Date, or, at such holder's election, (b) New Senior Fixed
Rate Notes in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

     (3) the Company's $105.0 million 14% Subordinated Debentures due February 1, 2001 (the "Old Subordinated Debentures") were exchanged for the aggregate amount of 2,634,973 (3,952,443 after giving effect to the 3-for-2 stock split in July 1995) shares of newly-issued Common Stock, representing 85 percent of the Common Stock outstanding on the Effective Date;

     (4) Green Equity Investors, L.P. ("GEI") invested $10.0 million cash in exchange for 465,000 (697,500 after giving effect to the 3-for-2 stock split in July 1995) shares of newly-issued
Common Stock, representing 15 percent of the Common Stock outstanding on the Effective Date; and

     (5) all of the existing preferred stock, common stock, and options and warrants to purchase common stock of the Company were extinguished.

     Also pursuant to the Restructuring, the Company refinanced its principal bank indebtedness on the Effective Date by entering into a new credit agreement with The CIT Group/Business Credit, Inc., as administrative agent for itself and certain other lenders (the "New Credit Agreement"). The New Credit Agreement provides the Company with a 3-year $35.0 million term loan facility and a 3-year $50.0 million revolving credit facility, and is secured by liens upon substantially all of the Company's real and personal property. As a result of such refinancing, the obligations of the Company under the Credit Agreement dated October 12, 1988, as restated on September 14, 1989, and thereafter amended, with Bank of America National Trust and Savings Association (as successor by merger to Security Pacific National Bank), as administrative agent, and certain other senior lenders (the "Old Credit Agreement"), were satisfied, and the Old Credit Agreement was terminated. See "-- Financial Condition."
















                      Results of Operations

     The discussion below compares the results of operations for the 1995, 1994 and 1993 Fiscal Years. Except as specifically acknowledged below, management believes that the impact of the Restructuring and the implementation of fresh-start reporting did not significantly affect the results of operations for the 1995 Fiscal Year, and that the combined operating results of the individual 30-week period and 22-week period ended July 30, 1995 and January 1, 1995, respectively, are indicative of the results of operations for the 52-week period ended July 30, 1995.

     The following table sets forth certain items from the Company's Statements of Operations as a percentage of sales for the periods indicated:

                               Reorganized    Predecessor
                                 Company        Company
                                --------  ------------------
                                  1995      1994      1993
                                 Fiscal    Fiscal    Fiscal
                                  Year      Year      Year
                                 ------    ------    ------
Sales                            100.0%    100.0%    100.0%
Gross profit                      20.8%     20.6%     21.2%
Selling, general and
   administrative expenses        15.5%     16.6%     16.1%
Depreciation and amortization      2.4%      2.3%      2.2%
Operating income                   2.9%      0.7%      2.9%
Interest expense                   2.9%      4.3%      4.0%
Net income (loss)                  5.8%(1)  -3.6%(2)  -1.1%

(1) Net income for the 1995 Fiscal Year includes a non-recurring gain on debt discharge (6.8% of sales) offset by other reorganization items (-0.5% of sales) and cumulative effect of change in accounting principle (-0.2% of sales) recorded for the 22-week period ended January 1, 1995. Net income, as a percentage of sales, for the 30 weeks ended July 30, 1995 (post-Restructuring) was 0.5%.

(2) Net income for the 1994 Fiscal Year included expenses of $11,016, or 1.0% of sales, applicable to store closing and other costs.














  Sales
                                     Reorganized    Predecessor
                                       Company        Company
                                      --------  ------------------
                                         1995      1994      1993
                                        Fiscal    Fiscal    Fiscal
                                         Year      Year      Year
                                      --------  --------  --------
Sales (in millions)                     $1,026    $1,065    $1,086
Number of stores:
  Food stores opened or acquired          --           2         8
  Food stores closed                         1        17         4
  Expansion remodels                       --          1         2
  Total food stores at period end           99       100       115
Average selling square feet
     during year (in thousands)          2,913     3,084     3,100
Average sales per store week
    (in thousands)                        $199      $196      $183

     Total sales have decreased slightly over the last three years as a result of operating twelve fewer stores, low overall retail price increases, and the impact of 41 additional competitive supermarket openings during this period.

  Gross Profit

     The improvement in gross profit, as a percentage of sales, for the 1995 Fiscal Year was primarily due to restoring investment in forward buy inventory, improved perishable margins, and increased efficiencies in store-level product preparation and handling costs. Partially offsetting these improvements was the receipt of substantially less promotional funds due in part to the credit restrictions placed on the Company by its vendors during the period preceding the Company's emergence from bankruptcy.

     The decrease in gross profit as a percentage of sales from the 1993 Fiscal Year to the 1994 Fiscal Year was attributable to the impact of eliminating investment in forward buy inventory (estimated to be approximately 57 basis points), receipt of fewer promotional funds, and generally lower retail prices, partially offset by improved perishable margins and efficiencies in product preparation and handling.

  Selling, General and Administrative Expenses

      The reductions of selling, general and administrative expenses for the 1995 Fiscal Year compared with the 1994 Fiscal Year were due to lower store labor costs (approximately 0.3% of sales), reduced corporate overhead expenses (approximately 0.3% of sales), and lower advertising expenditures (approximately 0.4% of sales) associated with a comprehensive operational restructuring of the Company initiated during the year; and the elimination of operating costs associated with stores that were closed during the 1994 Fiscal Year. These improvements were partially offset by an increase in workers' compensation insurance reserves.


     The increase of $1.8 million from the 1993 Fiscal Year to the 1994 Fiscal Year was primarily the result of increased occupancy costs and other expenses related to stores opened, acquired or remodeled, and an increase in insurance reserves and advertising expenses, offset by reduced operating costs due to store closings. The increase as a percentage of sales was attributable to operating costs of comparable stores in the aggregate declining at a lesser rate than the rate of sales decline in those stores.

  Depreciation and Amortization

     The increase in depreciation and amortization expenses for the 1995 Fiscal Year was primarily attributable to increased amortization of intangible assets.

     The increase in depreciation and amortization expenses from the 1993 Fiscal Year to the 1994 Fiscal Year was primarily attributable to the new stores and major remodels.

  Store Closing and Other Costs

     During the first quarter of the 1994 Fiscal Year, the Company recorded a non-recurring charge of $11.0 million. This charge included $1.9 million of costs associated with a proposed public offering of debt securities and a proposed real estate-based revolving credit facility, neither of which was consummated, $4.2 million of favorable lease interests written off in connection with the closing of 12 underperforming stores, $4.0 million representing an adjustment to the expected lease liability on closed stores, net of sublease income, and $.9 million of other store closing and related expenses.

  Interest Expense
                              Reorganized    Predecessor
                                Company
                               -------   -------------------
                                 1995       1994       1993
                                Fiscal     Fiscal     Fiscal
                                 Year       Year       Year
                               --------   --------   -------
                                       (In Thousands)
Interest expense               $27,638    $42,917    $41,211
Amortization of
  deferred financing costs       1,961      2,950      2,850
Capitalized interest               (70)      (477)      (804)
                               --------   --------   --------
Total interest expense         $29,529    $45,390    $43,257
                               ========   ========   ========


     Interest expense for the 1994 and 1993 Fiscal Years was primarily comprised of interest under the Old Credit Agreement, the Old Senior Floating Rate Notes, the Old Senior Fixed Rate Notes, the Old Subordinated Debentures, and various mortgages and capital leases. For


the 1995 Fiscal Year, interest expense was incurred on the Old Senior Floating Rate Notes, the Old Senior Fixed Rate Notes, and the Old Subordinated Debentures through the Petition Date; and interest expense was incurred on the New Senior Floating Rate Notes and the New Senior Fixed Rate Notes from the Effective Date through July 30, 1995. In accordance with the provisions of the Restructuring, no interest was due to the holders of the Old Senior Floating Rate Notes, Old Senior Fixed Rate Notes, or Old Subordinated Debentures for the period between the Petition Date and the Effective Date, and therefore no interest expense was recorded for this period. As provided in the Restructuring, interest accrued from and including February 2, 1994, in the case of the Old Senior Fixed Rate Notes, and from and including February 3, 1994, in the case of the Old Senior Floating Rate Notes, through the Petition Date, was paid by issuing additional New Senior Floating Rate Notes and New Senior Fixed Rate Notes. Interest on the Old Subordinated Debentures accrued from and including February 2, 1994 through the Petition Date was converted into newly issued Common Stock.

  Reorganization Costs

     In accordance with SOP 90-7, income and costs directly related to the reorganization have been segregated and are separately disclosed. The major components consist of adjustments to fair value, provision for store closing costs, provision for severance benefits, provision for other restructuring activities, and professional fees.

  Gain on Debt Discharge

     The gain on debt discharge reflects the conversion of $105.0 million of Old Subordinated Debentures, plus accrued interest from and including February 2, 1994 through the Petition Date, into $39.5 million of stockholders' equity, resulting in a $70.2 million gain. The gain is presented net of write-offs and costs associated with the debt discharged.

Financial Condition

     Prior to the Petition Date, the Company's Old Credit Agreement provided for a revolving credit facility with individual sublimits of $30.0 million for working capital loans and $25.0 million for letters of credit, with a maximum of $50.0 million outstanding under the total facility at any one time. During the weeks immediately preceding the bankruptcy filing, the Company, with the approval of its bank lenders, increased its cash position by fully drawing the remaining availability under its working capital line. On the Petition Date, the Bankruptcy Court approved the use of cash collateral and a letter of credit facility of $17.7 million under the Old Credit Agreement, and additional debtor-in-possession financing provided by BankAmerica Business Credit, Inc. of $11.2 million, subject to certain terms and conditions. The outstanding borrowings under those facilities were refinanced on the Effective Date, when the Company entered into the New Credit Agreement with The CIT Group/Business Credit Inc. ("CIT") and certain bank lenders to provide a 3-year $35.0 million term loan facility and a 3-year $50.0 million revolving credit facility.
     Beginning August 1, 1994, the Company implemented a new short-term business strategy to improve the Company's financial performance. The focus of this strategy was to conserve capital, reduce administrative and operating expenses, and direct management attention toward the operation of existing stores. During the 1995 Fiscal Year the Company significantly improved its liquidity as a result of the payment moratorium on interest due on the Old Senior Fixed Rate Notes, Old Senior Floating Rate Notes, and Old Subordinated Debentures; managing working capital; reducing operating expenses by approximately $12.0 million on an annualized basis; and limiting capital expenditures. During the pendency of its bankruptcy case, the Company operated its business in the ordinary course, and paid all pre-petition and post-petition claims of the Company's general unsecured creditors, trade creditors, and employees in full. The provisions of the Restructuring, which are discussed in footnote 1 to the accompanying financial statements, had an immediate beneficial impact on the Company's financial condition, primarily as a result of significantly deleveraging the Company's balance sheet, as indicated below:

                               Reorganized   Predecessor
                                 Company       Company
                                ---------     ---------
                                 July 30,      July 31,
                                   1995          1994
                                ---------     ---------
                            (Dollar Amounts in Thousands)
Current portion of
   long-term debt                $  5,563      $ 42,740
Total long-term debt              223,694       360,121
Operating cash flow
   (adjusted EBITDA)(1)            54,497        42,623
Total interest expense             26,814(2)     45,390
Cash interest expense              11,340(2)     42,440
Capital expenditures                6,247        15,471
Long-term debt/operating
   cash flow                         4.25(3)       8.45
Operating cash flow/
   total interest expense            2.03          0.94
Operating cash flow/
   cash interest expense             4.81          1.00
(1) Represents twelve month trailing earnings before interest expense (which includes amortization of deferred financing costs), provision for income taxes, depreciation and amortization, store closing and other costs, reorganization items, extraordinary items, and cumulative effect of change in accounting principle. Operating cash flow (adjusted EBITDA) is presented here as a measure of the Company's debt service ability and should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined on the Statements of Cash Flows in the Company's financial statements).
(2) Interest expense for the trailing twelve-month period is not meaningful due to the payment moratorium on the Old Senior Notes and Old Subordinated Debentures. Therefore, total interest expense and cash interest expense as shown here represent
     annualized proforma amounts based on reported interest expense for the third and fourth quarters of the 1995 Fiscal Year.

(3) Assumes long-term debt is increased by the non-cash interest accrued as of July 30, 1995.

     The Company recently completed a financing of three of its fee-owned store properties and applied the net proceeds of $9.1 million to the outstanding balance of the term loan under the New Credit Agreement. The Company is still actively pursuing an additional refinancing transaction on eight other mortgaged store properties, the sale-leaseback of an additional store facility that is operating as a ground lease, the sale of an unencumbered real estate site, and the sale of its beneficial interest in three real estate trusts, the total of which could provide up to an additional $10.0 million of net cash proceeds. In addition, in August the Company exercised its option of paying interest in kind on the New Senior Floating Rate Notes and the New Senior Fixed Rate Notes, and has the option of paying in kind the next subsequent semi-annual interest payment on the New Senior Fixed Rate Notes.

     As a result of its increased liquidity and the application of the proceeds of the financing discussed above, the Company has prepaid a total of $24.9 million on its term loan. As of October 13, 1995, the outstanding principal balance under the term loan facility was $4.8 million, and the Company had $21.9 million in borrowings and $12.5 million in letters of credit outstanding under the revolving loan facility under the New Credit Agreement. The Company intends to repay the remaining balance of its term loan facility with the net cash proceeds from the transactions described above. Additionally, the Company has received a commitment from CIT to amend the New Credit Agreement by extending the term through December 1998 and providing more favorable terms.

     Consistent with its short-term business strategy for the 1995 fiscal year, the Company did not open or acquire any new stores during the year, but spent $6.2 million to upgrade its existing stores. For the 1996 fiscal year, the Company expects that capital expenditures of approximately $28.0 million will be used to open two new stores and complete major and minor remodels of approximately ten stores and 24 stores.

     In March 1995, the Company entered into a ten year agreement to outsource its information systems. As a result of the outsourcing agreement, the Company anticipates that its total annual information systems expenditures through 2000 will range from approximately $8.6 million to $9.9 million, as compared with total information systems expenditures of $9.5 million and $9.1 million, respectively, for the 1993 and 1994 Fiscal Years, and approximately $8.9 million for the 1995 Fiscal Year. The outsourcing agreement provides for new application software in the areas of merchandise procurement, store billings, warehouse control, accounts payable, and labor tracking/scheduling, as well as new point-of-sale equipment for each store. Absent the outsourcing agreement, the Company estimates that these system enhancements would have required approximately $10.0 million in additional capital outlays during the 1995 and 1996 Fiscal Years.
     Based upon the Company's ability to generate working capital through its operations and its $50.0 million revolving credit facility, the Company believes that it has the financial resources necessary to pay its capital obligations and implement its business plan.

                      Effects of Inflation

     The Company's primary costs, inventory and labor, are affected by a number of factors that are beyond its control, including availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.



                      FINANCIAL STATEMENTS

     The financial statements of the Company begin on page 19.




































                      [COOPERS & LYBRAND LETTERHEAD]


REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Kash n' Karry Food Stores, Inc.:


We have audited the accompanying balance sheet of Kash n' Karry Food Stores, Inc. (the Company) as of July 30, 1995 and the related statements of operations, stockholders' equity and cash flows for the thirty weeks ended July 30, 1995 and the twenty-two weeks ended January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kash n' Karry Food Stores, Inc. as of July 30, 1995, and the results of its operations and its cash flows for the thirty weeks ended July 30, 1995 and the twenty-two weeks ended January 1, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Bankruptcy Court confirmed the Company's prepackaged Plan of Reorganization dated December 12, 1994, and the Company emerged from bankruptcy on December 29, 1994. On January 1, 1995 the Company accounted for the reorganization and adopted "fresh start accounting." As a result, the Company's July 30, 1995 balance sheet is not comparable to the July 31, 1994 balance sheet, since it presents the financial position of the reorganized entity.

As discussed in Note 12 to the financial statements, the Company adopted the Financial Accounting Standards Board's Statement of Financial
Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," as of January 1, 1995.


/s/ Coopers & Lybrand, L.L.P.
-----------------------------------
Tampa, Florida
September 15, 1995




                       INDEPENDENT AUDITORS' REPORT



The Board of Directors
Kash n' Karry Food Stores, Inc.:



We have audited the accompanying balance sheet of Kash n' Karry Food Stores, Inc. as of July 31, 1994 and the related statements of operations, stockholders' deficit, and cash flows for the fifty-two weeks ended July 31, 1994 and August 1, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kash n' Karry Food Stores, Inc. at July 31, 1994, and the results of its operations and its cash flows for the fifty-two weeks ended July 31, 1994 and August 1, 1993, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Kash n' Karry Food Stores, Inc. will continue as a going concern. However, Kash n' Karry Food Stores, Inc. has suffered recurring losses from operations and has a net capital deficiency. As discussed in Note 1 to the financial statements, Kash n' Karry Food Stores, Inc. filed a pre-packaged petition under Chapter 11 of the United States Bankruptcy Code on November 9, 1994 and these matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ KPMG Peat Marwick LLP
-----------------------------------
Tampa, Florida
September 16, 1994, except with respect to
   Note 1, which is as of November 9, 1994









                         KASH N' KARRY FOOD STORES, INC.
                                 BALANCE SHEETS
             (Dollar Amounts in Thousands, Except Per Share Amounts)




                                     ASSETS


                                                  Reorganized  Predecessor
                                                    Company      Company
                                                  ------------ -----------
                                                    July 30,     July 31,
                                                      1995         1994
                                                  ------------ -----------
                                                           (Note 1)
Current assets:
   Cash and cash equivalents                         $  4,803    $  6,852
   Accounts receivable                                  6,504       8,084
   Inventories                                         86,840      76,094
   Prepaid expenses and other current assets            4,310      12,805
                                                     ---------   ---------
      Total current assets                            102,457     103,835
Property and equipment, at cost, less
  accumulated depreciation                            139,967     160,491
Favorable lease interests, less accumulated
   amortization of $1,152 and $13,543                  28,802      12,312
Deferred financing costs, less accumulated
   amortization of $809 and $22,572                     3,684      12,630
Reorganization value in excess of amount allocable
   to identifiable assets, less accumulated
   amortization of $6,627                              94,692         --
Excess of cost over net assets acquired, less
   accumulated amortization of $16,288                    --       96,758
Deferred tax asset                                      1,200         --
Other assets                                            2,770       3,867
                                                     ---------   ---------
      Total assets                                   $373,572    $389,893
                                                     =========   =========














              See accompanying notes to financial statements.



                         KASH N' KARRY FOOD STORES, INC.
                                 BALANCE SHEETS
             (Dollar Amounts in Thousands, Except Per Share Amounts)



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                  Reorganized  Predecessor
                                                    Company      Company
                                                  ------------ -----------
                                                     July 30,    July 31,
                                                       1995        1994
                                                  ------------ -----------
                                                           (Note 1)
Current liabilities:
   Current portion of long-term debt                 $  5,563    $ 42,740
   Accounts payable                                    39,231      34,908
   Accrued expenses                                    44,499      38,934
                                                     ---------   ---------
      Total current liabilities                        89,293     116,582

Long-term debt, less current obligations              218,131     317,381
Other long-term liabilities                            16,510      12,334
Old Series B Cumulative Preferred Stock of $.01 par
   value and a stated value of $100 a share.
   Authorized 50,000 shares; 38,750 shares
   outstanding.                                           --        3,875
Old Series C Convertible Preferred Stock of
   $.01 par value. Authorized 100,000 shares;
   77,500 shares outstanding.                             --          775

Stockholders' equity (deficit):
   New Common Stock of $.01 par value.
      Authorized 5,500,000 shares; 4,649,943
      shares outstanding.                                  46         --
   Old Common Stock of $.01 par value.
      Authorized 4,000,000 shares; 2,819,589
      shares outstanding.                                  --           28
   New Preferred Stock of $0.01 par
      value.  Authorized 1,000,000 shares;
      no shares outstanding.                               --           --
   Capital in excess of par value                       46,449      77,695
   Retained earnings (deficit)                           3,143    (138,740)
   Less cost of treasury stock - 2,437 shares
      at July 31, 1994                                     --          (37)
                                                      ---------   ---------
       Total stockholders' equity (deficit)             49,638     (61,054)
                                                      ---------   ---------
       Total liabilities & stockholders' equity       $373,572    $389,893
                                                      =========   =========


              See accompanying notes to financial statements.




                      KASH N' KARRY FOOD STORES, INC.
                         STATEMENTS OF OPERATIONS
          (Dollar Amounts in Thousands, Except Per Share Amounts)

                            Reorganized
                              Company           Predecessor  Company
                            ----------  ----------------------------------
                              30 Weeks    22 Weeks   52 Weeks  52 Weeks
                                Ended      Ended       Ended     Ended
                               July 30,   January 1,  July 31,  August 1,
                                1995        1995       1994       1993
                             ----------  ---------- ---------- ------------
Sales                        $599,320    $426,681   $1,065,165 $1,086,125
Cost of sales                 471,401     340,802      845,597    856,156
                           ----------  ----------   ---------- ----------
    Gross profit              127,919      85,879      219,568    229,969
Selling, general and
  administrative expenses      90,482      68,819      176,945    175,177
Depreciation and amortization  14,802      10,234       24,112     23,455
Store closing and other costs    --         --          11,016       --
                           ----------  ----------   ---------- ----------
    Operating income           22,635       6,826        7,495     31,337
Interest expense               15,810      13,719       45,390     43,257
Income (loss) before       ----------  ----------   ---------- ----------
  reorganization items,
  income taxes, extra-
  ordinary item, and change
  in accounting principle       6,825      (6,893)     (37,895)   (11,920)
Reorganization items             --        (4,869)        --         --
Income (loss) before       ----------  ----------   ---------- ----------
  income taxes, extraordinary
  item and change in
  accounting principle          6,825     (11,762)     (37,895)   (11,920)
Provision for income taxes     (3,682)       --           --         --
Income (loss) before       ----------  ----------   ---------- ----------
  extraordinary item and change
  in accounting principle       3,143     (11,762)     (37,895)   (11,920)
Extraordinary item- gain
  on debt discharge              --        70,166         --         --
Cumulative effect of change in
  accounting principle - post-
  retirement medical benefits    --        (2,000)        --         --
                           ----------  ----------   ---------- ----------
Net income (loss)          $    3,143  $   56,404   $  (37,895)$  (11,920)
                           ==========  ==========   ========== ==========
Net income per common
  share (A)(B)             $    0.67
                           ==========
(A) Based on a weighted average number of shares of common stock of 4,649,943 outstanding.

(B) Net income per common share is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.

              See accompanying notes to financial statements.


                         KASH N' KARRY FOOD STORES, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                        Fiscal Years Ended July 30, 1995,
                        July 31, 1994, and August 1, 1993
                          (Dollar Amounts In Thousands)

                                   Capital
                                  in Excess   Retained
                           Common   of Par    Earnings  Treasury
                           Stock    Value    (Deficit)    Stock    Total
                           ------ --------- ----------- --------  ---------
Predecessor Company:

Balance at August 2, 1992   $ 28  $  77,691  $ (88,925)  $(33)   $(11,239)
  (2,819,866 shares
   outstanding)
Purchase of 2,713 shares
   for Treasury               --       --         --      (40)        (40)
Sale of 2,436 shares
   of Treasury Stock          --          4         --     36          40
Loss for period               --       --      (11,920)    --     (11,920)
                            ----- ---------- ----------  -----   ---------
Balance at August 1, 1993     28     77,695   (100,845)   (37)    (23,159)
  (2,819,589 shares
   outstanding)
Loss for period               --       --      (37,895)    --     (37,895)
                            ----- ---------- ----------  -----   ---------
Balance at July 31, 1994      28     77,695   (138,740)   (37)    (61,054)
  (2,819,589 shares
   outstanding)
Income for period             --       --       56,404     --      56,404
Extinguishment of
  preferred stock in
  connection with
  bankruptcy                  --      4,650       --       --       4,650
Extinguishment of
  stockholders' equity
  in connection with
  bankruptcy                 (28)   (82,345)    82,336     37        --
                            ----- ---------- ----------  -----   ---------
Balance at January 1, 1995  $ --  $   --     $    --     $ --    $   --
                            ===== ========== ==========  =====   =========

Reorganized Company:

Issuance of 4,649,943
  shares of common stock    $ 46  $  46,449  $    --     $ --    $ 46,495
  at reorganization value
Income for period             --       --        3,143     --       3,143
                            ----- ---------- ----------  -----   ---------

Balance at July 30, 1995    $ 46  $  46,449  $   3,143   $ --    $ 49,638
  (4,649,943 shares         ===== ========== ==========  =====   =========
   outstanding)



              See accompanying notes to financial statements.
                         KASH N' KARRY FOOD STORES, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                            Reorganized               Predecessor
                              Company                   Company
                            ----------  ----------------------------------
                              30 Weeks   22 Weeks     52 Weeks   52 Weeks
                               Ended      Ended        Ended      Ended
                              July 30,  January 1,    July 31,   August 1,
                                1995       1995         1994       1993
                             ---------  ---------   ---------    ---------
Net cash flows from
  operating activities:
  Net income (loss)         $   3,143   $  56,404   $ (37,895)   $ (11,920)
  Adjustments to reconcile
    net income (loss) to net
    cash provided by
    operating activities:
    Depreciation and
      amortization, excluding
      deferred financing costs 14,802      10,234      24,112       23,455
    Store closing and other
      costs                      --          --        11,016         --
    Amortization of deferred
      financing costs             809       1,152       2,950        2,850
    Provision for income taxes  3,682        --          --           --
    Reorganization items         --         4,869        --           --
    Change in accounting
      principle                  --         2,000        --           --
    Gain on debt discharge       --       (70,166)       --           --
    (Increase) decrease in assets:
        Accounts receivable      (743)      2,322       2,804       (3,778)
        Inventories               273      (5,917)     19,291       (4,159)
        Prepaid expenses and
          other assets         (1,241)       (194)       (278)      (5,426)
    Increase (decrease) in
      liabilities:
        Accounts payable        2,522       1,800      (7,653)       3,722
        Accrued expenses and
          other liabilities     5,359       9,083      (1,565)      (3,684)
                             ---------   ---------   ---------    ---------
      Net cash provided by
         operating activities  28,606      11,587      12,782        1,060
                             ---------   ---------   ---------    ---------

Cash provided (used) by investing
  activities:
  Additions to property and
    equipment                  (5,582)       (665)    (10,942)     (13,103)
  Leased asset additions         --          --        (4,529)     (24,600)
  Sale of property and equipment --          --           504           91
                             ---------   ---------   ---------    ---------
      Net cash used by
         investing activities  (5,582)       (665)    (14,967)     (37,612)
                             ---------   ---------   ---------    ---------
              See accompanying notes to financial statements.

                      KASH N' KARRY FOOD STORES, INC.
                         STATEMENTS OF CASH FLOWS
                                (CONTINUED)
                              (In Thousands)


                             Reorganized               Predecessor
                               Company                   Company
                             ----------  ----------------------------------
                               30 Weeks   22 Weeks     52 Weeks   52 Weeks
                                Ended      Ended        Ended      Ended
                               July 30,  January 1,    July 31,   August 1,
                                 1995       1995         1994       1993
                              ---------  ---------   ---------    ---------
Cash provided (used) by financing
   activities:
   Borrowings under term and
      revolving loan facilities   9,992      50,800      17,700     38,100
   Additions to obligations
      under capital leases and
      notes payable                --          --         5,230     14,867
   Sale of Common Stock            --        10,000        --         --
   Repayments of term and
      revolving loan facilities (26,349)    (60,928)     (5,488)   (12,881)
   Repayments of other long-term
      liabilities                (2,588)     (7,363)     (9,212)    (4,415)
   Financing costs                 (265)     (9,294)     (1,338)    (1,453)
                               ---------   ---------   ---------  ---------
      Net cash provided (used)
        by financing activities (19,210)    (16,785)      6,892     34,218
                               ---------   ---------   ---------  ---------

Net increase (decrease) in cash
   and cash equivalents           3,814      (5,863)      4,707     (2,334)
Cash and cash equivalents at
   beginning of period              989       6,852       2,145      4,479
                               ---------   ---------   ---------  ---------

Cash and cash equivalents at
   the end of period           $  4,803    $    989    $  6,852   $  2,145
                               =========   =========   =========  =========















              See accompanying notes to financial statements.

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


(1)  Reorganization and Basis of Reporting.

   During the 1995 fiscal year, the Company completed a comprehensive financial restructuring pursuant to a "prepackaged" plan of reorganization (the "Restructuring") pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Company filed its prepackaged plan with the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on November 9, 1994 (the "Petition Date"). During the pendency of the bankruptcy case, the Company, with the approval of the Bankruptcy Court, operated its business in the ordinary course, and paid all pre-petition and post-petition claims of its general unsecured creditors, trade creditors and employees in full. The Restructuring was confirmed by the Bankruptcy Court on December 12, 1994, and the Company emerged from bankruptcy on December 29, 1994 (the "Effective Date"). Pursuant to the provisions of the Restructuring, on the Effective Date:

         (i)  Each $1 principal amount of the Company's Old Senior
Floating Rate Notes was exchanged for (a) new Senior Floating Rate Notes due February 1, 2003 (the "New Senior Floating Rate Notes") in an original principal amount equal to $1 plus 100% of the accrued interest under the Old Senior Floating Rate Notes from and including February 3, 1994, through but not including the Petition Date, or, at such holder's election, (b) new 11.5% Senior Fixed Rate Notes due February 1, 2003 (the "New Senior Fixed Rate Notes") in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

         (ii) Each $1 principal amount of the Company's Old Senior Fixed Rate Notes was exchanged for (a) New Senior Floating Rate Notes in an original principal amount equal to $1 plus 100% of the accrued interest under the Old Senior Fixed Rate Notes from and including February 2, 1994, through but not including the Petition Date, or, at such holder's election,
(b) New Senior Fixed Rate Notes in the same original principal amount, or, at such holder's election, (c) an amount of New Senior Floating Rate Notes and an amount of New Senior Fixed Rate Notes equal, in the aggregate, to 100% of such claim;

         (iii) the Old Subordinated Debentures were exchanged for newly-issued common stock of the Company representing 85 percent of the common stock outstanding on the Effective Date;

         (iv) Green Equity Investors, L.P. invested $10,000 cash in exchange for newly-issued common stock of the Company representing 15 percent of the common stock outstanding on the Effective Date;

         (v) the Company entered into a new credit agreement with The CIT Group/Business Credit, Inc. as Administrative Agent, and the lenders under its old bank credit agreement; and

         (vi) all of the existing preferred stock, common stock, and options and warrants to purchase common stock of the Company was extinguished.

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


   Given the automatic stay provisions of the bankruptcy filing, certain portions of these debt obligations were classified as long-term on the July 31, 1994 balance sheet.

   The financial statements as of and for the period ended July 30, 1995 reflect the Company's emergence from Chapter 11 and were prepared according to the principles of fresh start reporting contained in American Institute of Certified Public Accountants' Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (the "SOP 90-7"). Operations during the period from the Effective Date through January 1, 1995 had no significant impact on the emergence transactions and as a result have not been separately identified. As a result of the implementation of fresh start reporting, the Company's financial statements as of and for the period ended July 30, 1995 are not comparable to the Company's financial statements of prior periods. Therefore, financial statements for the "Reorganized Company" have been separately identified from those of the "Predecessor Company."

     The total reorganization value assigned to the Company's assets was estimated based on a ten-year projection of cash flow before debt service requirements discounted back to present value using a discount rate of 13.3% (representing the estimated weighted cost of capital), as well as by analyzing market cash flow multiples and applying a cash flow multiple of six to the Company's adjusted 12-month trailing cash flows. After extensive negotiations between independent investment banking firms representing the Company and an ad hoc committee of bondholders, the reorganization value was agreed to by the parties and confirmed by the Bankruptcy Court. The excess of the reorganization value over the value of the identifiable assets is reported as "Reorganization Value in Excess of Amount Allocable to Identifiable Assets" and is being amortized over twenty years. Under the principles of fresh start accounting, the Company's total assets were recorded at this assumed reorganization value, with the reorganization value allocated to identifiable tangible and intangible assets on the basis of their estimated fair value. In addition, the Company's accumulated deficit was eliminated.

     The effect of the Restructuring and the implementation of fresh start accounting on the Company's balance sheet as of January 1, 1995 was as follows:














                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

                                                                   Fresh
                                                                   Start
                           Pre-Fresh                              Balance
                         Start Balance  Adjustments                Sheet
                         Sheet January       of       Fair Value  January
                           1, 1995      Restructuring Adjustment  1, 1995
                                             (A)          (B)
                         -------------  ------------- ----------  --------
Cash and cash equivalents   $  9,166      $  (8,177)  $    --     $    989
Accounts receivable            5,762            --         --        5,762
Inventories                   82,011            --       5,104      87,115
Prepaid expenses and other
   current assets              3,088            --         --        3,088
                            ---------     ----------  ---------   --------
   Total current assets      100,027         (8,177)     5,104      96,954

Property and equipment, net  162,754            --     (17,775)    144,979
Favorable lease interests,
  net                         11,673            --      18,280      29,953
Deferred financing costs      17,769         (7,456)    (6,088)      4,225
Reorganization value in
   excess of amount alloc-
   able to identifiable
   assets                       --              --     102,519     102,519
Excess of cost over net
   assets acquired            95,560            --     (95,560)        --
Other assets                   4,360            --      (1,498)      2,862
                            ---------     ----------  ---------   --------
      Total assets          $392,143      $ (15,633)  $  4,982    $381,492
                            =========     ==========  =========   ========
Current liabilities, excluding
    current portion of long-
    term debt               $ 82,983      $ (12,617)  $  6,779    $ 77,145
Long-term debt, including
    current obligations      366,231       (119,486)    (3,959)    242,786
Other long-term liabilities    6,226            --       8,840      15,066
Redeemable preferred stock     4,650         (4,650)       --          --
Common stock                      28             18        --           46
Treasury stock                   (37)            37        --          --
Capital in excess of par
   value                      77,695        (31,246)       --       46,449
Accumulated deficit         (145,633)       152,311     (6,678)        --
                            ---------     ----------  ---------   --------
      Total liabilities
         and stockholders'
         equity             $392,143      $ (15,633)  $  4,982    $381,492
                            =========     ==========  =========   ========

(A) To record the transactions applicable to the Restructuring as outlined in footnote 1 and eliminate the deficit in accumulated deficit.

(B) To record the adjustments to state assets and liabilities at fair value, and to record the cumulative effect of $2,000 of adopting SFAS No. 106 as of the Effective Date in accordance with SOP 90-7.
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

(2)  Summary of Significant Accounting Policies.

     Fiscal Year End. The Company follows a 52/53 week fiscal year ending on the Sunday nearest July 31.

     Inventories. Inventories consist of merchandise held for resale and are stated at the lower of cost or market; cost is determined using average cost, which approximates the first-in, first-out (FIFO) method.

     Prepaid Expenses and Other Current Assets. Prior to 1995, the Company classified capital expenditures to be refinanced within one year as prepaid expenses and other current assets. These amounts are classified as property and equipment at July 30, 1995. At July 31, 1994, prepaid expenses and other current assets included $9,987 of expenditures for construction in progress expected to be financed within one year.

     Depreciation, Amortization, and Maintenance and Repairs. Depreciation is provided principally using the composite method based on the estimated useful lives of the respective asset groups. Amortization of leasehold improvements is based on the estimated useful lives or the remaining lease terms, whichever is shorter. Property under capital leases consists of buildings and fixtures and equipment. Interest costs of property under development are capitalized during the development period. Capitalized amounts were $70, $477 and $804 for the fiscal years ended July 30, 1995, July 31, 1994 and August 1, 1993, respectively. The approximate annual rates used to compute depreciation and amortization are:

                                      Reorganized    Predecessor
                                        Company        Company
                                      -----------    -----------
       Buildings and improvements         3%             5%
       Fixtures and equipment            10%            10%
       Transportation equipment          12%            25%
       Leasehold improvements            --              8%

     Maintenance and repairs are charged to expense as incurred. The Company capitalizes expenditures for renewals and betterments.

     Favorable Lease Interests. Prior to January 1, 1995, favorable lease interests represented the present value of the excess of current market rental rates over rents that existed under the Company's operating leases of store locations as of October 12, 1988. Such costs were being amortized on the straight-line method over the average life of the favorable leases. On January 1, 1995, the Company's favorable lease interests were adjusted to reflect the present value of the excess of current market rental rates over rents that existed under the operating leases of store properties at that date. Favorable lease interests are amortized on the straight-line method over the average life of the favorable leases, which is approximately twenty years.

     Deferred Financing Costs. Deferred financing costs represent fees and expenses related to various financing activities and are amortized on a straight-line basis over the life of the related debt and classified as interest expense.
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


     Reorganization Value in Excess of Amount Allocable to Identifiable Assets. As discussed in footnote 1, under the principles of fresh-start reporting, the Company allocated total reorganization value to identifiable tangible and intangible assets on the basis of their estimated fair values. The remaining amount is classified as reorganization value in excess of amount allocable to identifiable assets and is being amortized over twenty years.

     Excess of Cost Over Net Assets Acquired. Prior to January 1, 1995, excess of cost over net assets acquired represented the excess of amounts paid over the fair value of net assets acquired, and was being amortized over forty years. The unamortized balance of $95,560 was written off in connection with the Restructuring.

       Advertising Costs.  Advertising costs are expensed as incurred.

     Costs of Opening and Closing Stores. Preopening costs of new stores are charged to expense in the year the store opens. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items. When operations are discontinued and a store is closed, the remaining investment, net of realizable value, is charged against earnings, and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease income.

     Store Closing and Other Costs. During the first quarter of fiscal 1994 the Company recorded a non-recurring charge of $11,016. This charge included $1,900 of costs associated with unsuccessful financing activities, $4,159 of favorable lease interests written off in connection with the closing of twelve underperforming stores, $4,000 representing an adjustment to the expected lease liability on closed stores, net of sublease income, and $957 of other store closing and related expenses.

     Income Taxes. Prior to January 1, 1995, the Company was in a loss position for income tax purposes, and, consequently, no income taxes were provided. The Company adopted Statement of Financial Accounting Standards No. 109 as of August 2, 1993. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Interest Rate Hedge Agreements. The Company enters into interest rate hedging agreements which involve the exchange of fixed and floating rate interest payments periodically over the life of such agreements without the exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.




                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


     Cash and Cash Equivalents. The Company considers all highly liquid investment instruments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at July 30, 1995 or July 31, 1994.

     Cash interest paid (excluding financing costs) was $12,198, $41,545 and $41,675 for the fiscal years ended July 30, 1995, July 31, 1994 and August 1, 1993, respectively.

(3)  Property and Equipment.

     Property and equipment is summarized as follows:
                                                 Reorganized    Predecessor
                                                   Company        Company
                                                   ---------    ---------
                                                   July 30,      July 31,
                                                     1995          1994
                                                   ---------    ---------

          Land                                     $ 13,504     $ 19,543
          Buildings and improvements                 55,896       63,517
          Fixtures and equipment                     66,631      100,717
          Transportation equipment                      902        2,593
          Leasehold improvements                       --         28,402
          Construction in progress                    6,193        4,115
                                                   ---------    ---------
                                                    143,126      218,887
             Less accumulated depreciation           (8,869)     (70,196)
                                                   ---------    ---------
                                                    134,257      148,691
          Property under capital leases
             (less accumulated amortization
             of $1,723 and $11,154)                   5,710       11,800
                                                   ---------    ---------
                                                   $139,967     $160,491
                                                   =========    =========
(4)  Accrued Expenses.

     Accrued expenses consist of the following:
                                                Reorganized    Predecessor
                                                  Company        Company
                                                  ---------    ---------
                                                   July 30,     July 31,
                                                     1995         1994
                                                  ---------    ---------
          Accrued payroll and benefits            $  9,217     $  5,579
          Accrued interest                          10,673       15,849
          Taxes, other than income                   5,789        6,056
          Accrued insurance reserves                 6,064        4,886
          Other accrued expenses                    12,756        6,564
                                                  ---------    ---------
                                                  $ 44,499     $ 38,934
                                                  =========    =========
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

(5)  Long-Term Debt.

     Long-term debt consists of the following:
                                                Reorganized    Predecessor
                                                  Company        Company
                                                  ---------    ---------
                                                   July 30,     July 31,
                                                     1995         1994
                                                  ---------    ---------
          New term loan and revolving
             credit facilities (A)                $ 33,143     $   --
          Old bank term and revolving
             credit facilities (A)                    --         59,629
          New Senior Floating
             Rate Notes (B)                         22,953         --
          New Senior Fixed Rate
             Notes (C)                             121,162         --
          Old Senior Floating
             Rate Notes (B)                           --         85,000
          Old Senior Fixed
             Rate Notes (C)                           --         50,000
          Subordinated Debentures                     --        105,000
          Mortgages payable, bearing interest at
             rates from 7.5% to 10.35%, in equal
             monthly installments of $355, with
             maturities from 1999 through 2003 (D)  33,108       34,368
          Capital lease obligations and other       13,328       26,124
                                                  ---------    ---------
          Long-term debt including
              current portion                      223,694      360,121
          Less current portion (E)                  (5,563)     (42,740)
                                                  ---------    ---------
          Long-term debt                          $218,131     $317,381
                                                  =========    =========

     Carrying value is considered a reasonable estimate of the fair value of the Company's financial instruments.

     (A) In connection with the Restructuring, the Company entered into a new term loan and revolving credit agreement (the "New Credit Agreement") on December 29, 1994. At July 30, 1995, the Company's New Credit Agreement provides for borrowings of up to $15,750 under a term loan facility (with quarterly principal repayments of $1,750 and a $14,000 repayment due when the facility terminates on December 29, 1997) and a $50,000 revolving credit facility with a $25,000 sublimit for letters of credit.
          At July 30, 1995, the Company had $17,393 in borrowings under the working capital line, and had $12,770 of letters of credit issued against the revolving credit facility. Amounts outstanding under the term facility bear interest (11.5% at July 30, 1995) equal to the prime rate (as defined) plus 250 basis points. Amounts outstanding under the revolving credit facility bear interest (10.0% at July 30, 1995) equal to the prime rate plus 100 basis points.
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


     (B) The New Senior Floating Rate Notes mature on February 1, 2003, and bear interest (7.31% at July 30, 1995) payable August 1, 1995, and semiannually thereafter, at a rate equal to six-month LIBOR (as defined in the New Senior Floating Rate Note Indenture) plus 200 basis points. The New Senior Floating Rate Notes are redeemable in whole or in part, at the option of the Company, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof, at 100% of the principal amount and unpaid interest, if any, to the redemption date. Through August 1, 1995, all interest on the New Senior Floating Rate Notes may, at the option of the Company, be paid by issuing in lieu of cash additional New Senior Floating Rate Notes in an aggregate principal amount equal to the amount of interest due. The Old Senior Floating Rate Notes bore interest (5.88% at July 31, 1994) payable semiannually, at a rate equal to six-month LIBOR plus 250 basis points.

     (C) The New Senior Fixed Rate Notes mature on February 1, 2003, and bear interest at 11.5% per annum, payable semiannually. The New Senior Fixed Rate Notes are redeemable in whole or in part, at the option of the Company, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof, at 100% of the principal amount and unpaid interest, if any, to the redemption date. Through February 1, 1996, all interest on the New Senior Fixed Rate Notes may, at the option of the Company, be paid by issuing in lieu of cash additional New Senior Fixed Rate Notes in an aggregate principal amount equal to the amount of interest due. The Old Senior Fixed Rate Notes bore interest, payable semiannually, at an annual rate of 12.375%.

     (D) In September 1989, the Company completed a $17,000 mortgage financing of its warehouse, distribution and office facility; in November 1989, seven fee-owned store properties were mortgaged for $13,200; and in January 1990, an additional fee-owned store property was mortgaged for $2,000. The net proceeds of these transactions were used to reduce bank debt. Final payments of $12,529 and $13,895 are due October 1999 and November 1999, respectively, on these mortgages.

     (E) The Company has prepaid the term loan through July 28, 1997. Therefore, there is no current portion of the term loan.

     (F) Approximate principal payments for the next five fiscal years are:

    Year      Term     Senior                Capital
    Ending    Loans    Notes     Mortgages   Leases    Other     Total
    ------   -------   ------    ---------   -------   -----    -------
    1996     $  --     $  --      $   960     $3,654   $ 949    $ 5,563
    1997        --        --        1,057      2,100     752      3,909
    1998      15,750      --        1,163        645     640     18,198
    1999        --        --        1,282        203     540      2,025
    2000        --        --       27,058        140     521     27,719
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


     The New Credit Agreement, which is secured by a pledge of substantially all assets of the Company, requires the Company to maintain a minimum net worth and to satisfy certain other financial ratios, and provides for certain restrictions on nonstock distributions and certain other restrictions. The New Senior Floating Rate Notes, the New Senior Fixed Rate Notes, and certain other of the Company's indebtedness also contain incurrence covenants that are less restrictive than the covenants under the New Credit Agreement. At July 30, 1995, the Company was in compliance with all covenants.


(6)  Capital Stock.

     The authorized capital stock of the Company consists of 5,500,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. The authorized Preferred Stock includes 35,000 shares of Series A Junior Participating Preferred Stock (the "Series A Preferred").

     In April 1995, the Company declared, pursuant to its rights plan, a dividend of one preferred share purchase right ("Right") for each outstanding share of Common Stock. Each Right initially entitled the holder thereof to purchase from the Company one one-hundredth of a share of Series A Preferred for a purchase price of $76 per one one-hundredth of a preferred share, subject to certain adjustments. As a result of the 3-for-2 stock split discussed below, the number of one one-hundredths of a preferred share issuable upon exercise of each Right was adjusted from one to 0.6667.

     The Rights are not currently exercisable, and would become exercisable only if a person or group of persons (an "Acquiring Person") acquires 25% or more of the Common Stock (29% or more in the case of Leonard Green & Associates, L.P., formerly known as Leonard Green & Partners, L.P. ("LGA") or any other person or entity which at any time purchases all of the shares owned by LGA), or certain actions are taken in respect of any such acquisition. In the event any person or group becomes an Acquiring Person, each holder of a Right would thereafter have the right to receive upon exercise thereof that number of shares of Common Stock having a market value of two times the exercise price of the Right. In addition, if there is a merger or other business combination between the Company and an Acquiring Person, each Right would entitle the holder to purchase that number of shares of common stock of the Acquiring Person which at the time of such transaction will have a market value of two times the exercise price of the Right. The Rights, which expire on April 13, 2000, are redeemable by the Company for a price of $.01 per Right.

     The payment of cash dividends and the repurchase or redemption of capital stock by the Company is restricted by the terms of the New Credit Agreement and the indentures relating to the Company's New Senior Fixed Rate Notes and New Senior Floating Rate Notes.



                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


     On June 14, 1995 the Company declared a 3-for-2 stock split effected in the form of a stock dividend on its Common Stock, paid on July 17, 1995 to stockholders of record on June 26, 1995. All of the share and per share data in the accompanying financial statements have been adjusted to reflect the stock split.

(7)  Reorganization Items.

     Reorganization items included in the accompanying statements of operations consist of the following items:

          Adjustments to fair value                   $ 5,551
          Provision for store closing costs            (2,500)
          Provision for severance benefits             (3,220)
          Provision for other restructuring
             activities                                (3,180)
          Professional fees                            (1,520)
                                                      --------
                                                      $(4,869)
                                                      ========

     In the Company's previous interim reporting, reorganization items included a gain on extinguishment of preferred stock of $4,650. This amount has been reclassified as of January 1, 1995 as a direct credit to capital in excess of par value and resulted in a reduction of $4,650 in net income for the 22 weeks ended January 1, 1995.

(8)  Stock Option Plans.

     Certain key employees, including all executive officers, were eligible to receive nonqualified stock options to purchase Common Stock under the Restated 1988 Management Stock Option Plan (the "1988 Option Plan") and/or the 1991 Management Stock Option Plan (the "1991 Option Plan" and, together with the 1988 Option Plan, the "Old Option Plans"). Options granted under the 1988 Option Plan had an exercise price of the greater of 85% of fair market value at the date of grant or $10 per share and options granted under the 1991 Option Plan had an exercise price of (a) $16.13 per share for options granted within 30 days of the approval of the 1991 Option Plan by the stockholders of the Company and (b) thereafter at 100% of the fair market value at the date of grant. As discussed in footnote 1, in connection with the Restructuring, all of the outstanding options under the Old Option Plans were extinguished on December 29, 1994, and the Old Option Plans were effectively terminated as of that date.

     In March 1995, the Company adopted the 1995 Key Employee Stock Option Plan (the "New Option Plan"), which authorizes the issuance to eligible participants of options to purchase up to 355,419 shares of Common Stock of the Company. Options vest in serial increments in the amount of 20% per year, on the last day of each of the 1995, 1996, 1997, 1998 and 1999 fiscal years of the Company. However, upon the occurrence of a Merger Event or a Change of Control (as defined in the New Option


                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


Plan), the options become 100% vested. The options expire, to the extent not exercised, on the tenth anniversary of the date of grant. However, upon termination of an optionee's employment with the Company, all unvested options lapse, and all vested options expire 180 days after the termination of employment, if such termination is due to the death, disability or retirement of the optionee, or 45 days after the termination of employment, if such termination is due to any other reason, other than a termination for cause. If a termination for cause occurs, all vested and unvested options expire immediately.

     Also in March 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (the "Director Plan"). Options to purchase 27,000 shares at $10.00 per share, vesting on July 30, 1995 and options to purchase 27,000 shares at $13.33 per share, vesting on July 28, 1996, were granted under the Director Plan. At the same time, the Company granted to Green Equity Investors, L.P. ("GEI") (in lieu of granting options under the Director Plan to the representatives of GEI serving as Directors) options to purchase 9,000 shares at $10.00 per share, vesting on July 30, 1995 and options to purchase 9,000 shares at $13.33 per share, vesting on July 28, 1996 (such grants to GEI, together with the Director Plan and the New Option Plan, the "1995 Option Plans"). All options granted to GEI and to the non-employee Directors expire on March 8, 2005 or earlier upon the occurrence of certain events.

     A summary of changes in the 1995 Option Plans for the fiscal year ended July 30, 1995 is presented below:

          Stock options outstanding at
            beginning of year                        --

          Granted                                 351,250
          Exercised                                  --
          Forfeited                                30,464

          Outstanding at end of year              320,786

          Exercisable at end of year               64,157

          Average option price per share          $ 11.70

          Reserved for future grant                34,633


(9)  Leases.

     The Company leases certain stores, other facilities and equipment under leases that are not cancelable. Such leases generally contain renewal options exercisable at the Company's option. In addition to minimum rental payments, certain leases provide for payments of taxes, maintenance and percentage rentals based upon sales in excess of stipulated amounts. The future minimum payments under leases that are not cancelable, as of July 30, 1995, are:

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)


                                                    Operating      Capital
    Year Ending in                                    leases       leases
    --------------                                  ---------     --------
         1996                                       $ 23,179      $ 4,114
         1997                                         22,150        2,429
         1998                                         21,369          706
         1999                                         21,597          223
         2000                                         21,472          140
       Thereafter                                    229,418           --
                                                    --------      --------
    Total minimum lease payments                    $339,185      $ 7,612
                                                    ========
  Less portion representing interest                               (  870)
  Present value of net minimum lease payments at                  --------
      July 30, 1995                                               $ 6,742
                                                                  ========

      Total rent expense was $25,738, $26,883, and $25,921 for the fiscal years ended July 30, 1995, July 31, 1994 and August 1, 1993, respectively. Included in total rent expense are percentage rents totaling $295, $241 and $446 for 1995, 1994 and 1993, respectively.

(10) Income Taxes.

     Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes."

     The components of the provision for income taxes for the 30 weeks ended July 30, 1995 are as follows:

           Current
                Federal               $     0
                State                       0
                                      -------
                Total current               0
                                      -------
           Deferred
                Federal               $ 3,142
                State                     540
                                      -------
                Total deferred          3,682
                                      -------
                Total tax provision   $ 3,682
                                      =======








                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)

     Deferred tax assets are comprised of the following:

                                Reorganized
                                  Company        Predecessor Company
                                -----------     ---------------------
                                  July 30,      January 1,   July 31,
                                    1995          1995         1994
                                -----------     ---------    --------
  Deferred tax assets:
       Net operating loss          $18,600      $18,700      $35,000
       Charitable contribution
          carryforward               3,200        3,100        3,200
       Insurance and other reserves  9,000        8,800        8,100
       General business carryforward 1,400        1,400        1,600
       Other, net                    1,200        1,500        2,700
                                   -------      -------      -------
  Total gross deferred tax assets   33,400       33,500       50,600

  Less valuation allowance          32,200       33,500       50,600
                                   -------      -------      -------
       Net deferred tax assets     $ 1,200      $  --        $  --
                                   =======      =======      =======

     The valuation allowance as of July 30, 1995 has been determined to be $32,200, resulting in a change in the valuation allowance in the amount of $18,400 from July 31, 1994. Such change resulted in an increase in net deferred tax assets (and a corresponding decrease in "Reorganization Value in Excess of Amount Allocable to Identifiable Assets") of $1,200, with the balance of the change attributable to the elimination of certain tax assets and corresponding allowance amounts due to change in ownership requirements of Section 382 of the Internal Revenue Code (the "IRC").

     The provision for income taxes differs from the amount computed by applying the U.S. federal income tax rate (34%) because of the effects of the following items:

           Tax at U.S. federal income
             tax rate                        $2,320    34.0%

           State income taxes, net
           of federal tax benefit               248     3.6%

           Amortization of goodwill           1,114    16.3%
                                             ------    -----
                Provision for income taxes   $3,682    53.9%
                                             ======    =====

   The Company reported pretax losses for the 22 weeks ended January 1, 1995 and for its 1994 and 1993 fiscal years and, consequently, no income tax expense was reported. There was no income tax expense attributable to the extraordinary gain on debt discharge recognized during the 22-week period ended January 1, 1995 due to certain provisions of the IRC involving exchange of stock for debt.

                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)



     As of July 30, 1995, the Company had net operating loss carryforwards for tax purposes of approximately $50,000. Due to certain change of ownership requirements of Section 382 of the IRC, utilization of the Company's operating losses is expected to be limited to approximately $3,300 per year. If the full amount of that limitation in not used in any year, the amount not used increases the allowable limit in the subsequent year. Loss carryforwards will expire during the years 2004 through 2010.

  If the Company's net operating loss carryforwards and other fresh start deferred tax asset balances are realized, the tax benefits will reduce "Reorganization Value in Excess of Amount Allocable to Identifiable Assets." The existing valuation allowance, if realized, would reduce this reorganization value. The recognized deferred tax assets are attributable to temporary differences originating in the short period ending July 30, 1995.

     The Company also has general business credit carryforwards of approximately $1,400, which expire between the years 2004 and 2010. These credits are also subject to the Section 382 annual limitation. Due to the ordering rules of IRC Section 382 with respect to net operating losses and business credits, a valuation allowance has been recognized against the entire amount of the general business credit carryover.


(11)  Supplementary Statements of Operations Information.

     Supplementary Statements of Operations information is as follows:

                            Reorganized             Predecessor
                              Company                  Company
                            ----------  -----------------------------------
                             30 Weeks    22 Weeks     52 Weeks     52 Weeks
                               Ended       Ended        Ended        Ended
                              July 30,   January 1,    July 31,   August 1,
                               1995        1995         1994         1993
                            ----------  ----------   ----------  ----------
     Amortization of:
         Lease interests    $  1,152    $    639     $  6,037     $  2,576
         Deferred financing
            costs                809       1,152        2,950        2,850
         Goodwill              6,627       1,198        2,831        2,832
                            ---------   ---------    ---------    ---------
         Total amortization
             of intangible
             assets         $  8,588    $  2,989     $ 11,818     $  8,258
                            =========   =========    =========    =========
     Advertising costs      $  4,896    $  4,970     $ 14,099     $ 13,530
                            =========   =========    =========    =========




                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)



(12)  Employee Benefit Plans.

     Kash n' Karry Retirement Estates ("KKRE"), a trusteed defined contribution retirement plan, was authorized by the Company's Board of Directors in 1988. KKRE is a tax savings/profit sharing plan maintained primarily for the purpose of providing retirement income for eligible employees of the Company. KKRE is qualified under Section 401(a) and
Section 401(k) of the Internal Revenue Code of 1986. Generally, all employees who have attained the age of 21 years and complete one year of participation service (as defined under KKRE) are eligible to participate in KKRE. Participants may, subject to certain federal limitations, elect to defer an amount not to exceed 15% of their base compensation and have such amount contributed to KKRE. The Company may match all or a portion of the participant's deferred compensation, but the amount of the matching contribution may not exceed 3% of such participant's compensation. Additional non-matching contributions may be made to KKRE by the Company in such amount as determined by the Company's Board of Directors based on the Company's operating performance. Funds that participants elect to defer are invested, at the participant's option, into various investment accounts. The vested percentage of the amounts allocated to a participant's account will be payable to the participant upon such participant's death, disability, retirement, or other separation of service from the Company. The Company's contributions to KKRE were $505, $573 and $573 for the fiscal years ended July 30, 1995, July 31, 1994 and August 1, 1993, respectively.

     Kash n' Karry Executive Supplemental Retirement Plan ("KESP"), a non-qualified, unfunded salary deferral plan, was authorized by the Company's Board of Directors in November 1989. Certain Key Employees (as defined under KESP) of the Company as selected by its Board of Directors participate in KESP. Currently, seventeen Key Employees participate in KESP. Prior to the beginning of each plan year, a participant may elect to defer an amount not to exceed 15% of such participant's annual base compensation (as defined under KESP). The Company will match a certain portion of the amount deferred by the participant, but the amount of the match may not exceed 6% of such participant's annual base compensation.
The Company will record income to the participant's account at an annual rate (11% for the 1995, 1994 and 1993 plan years) as determined by the Company's Board of Directors, but the rate of such income shall not be less than 8% per annum.

     The vested percentage of the amounts recorded in the participant's account will be paid to the participant upon the earlier of: (i) such participant's death, disability, retirement, or other separation of service from the Company; (ii) the date the plan is terminated; or (iii) the date that a change in control occurs (as defined under KESP). Expense for this plan was $84, $135 and $149 for the fiscal years ended July 30, 1995, July 31, 1994 and August 1, 1993, respectively.




                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)



     The Company has a retiree medical plan under which medical coverage is available to current retirees and those active employees who, on August 1, 1993, had attained age 65 with at least 15 years of service. In accordance with SOP 90-7, which the Company adopted on the Effective Date of the Restructuring, the provisions of Financial Accounting Standards Board Statement 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" were also adopted as of that date. The following table sets forth the projected actuarial present value of unfunded postretirement benefit obligations for the plan at July 30, 1995:

                  Accumulated postretirement
                     Benefit obligation:
                       Retirees                        $1,908
                       Fully eligible active
                         plan participants                 85
                                                       ------
                       Accrued postretirement
                         benefit obligation            $1,993
                                                       ======

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0%.


(13)  Commitments and Contingencies.

     The Company had letters of credit outstanding totaling $12,770 and $16,358 at July 30, 1995 and July 31, 1994, respectively, which amounts have been reflected as reductions of the available revolving loan facility as of those dates. These letters of credit primarily guarantee various insurance and financing activities.


(14)  Related Party Transactions.

     During the 1994 and 1993 fiscal years, as consideration for the provision of financial advisory services, the Company agreed to pay an annual fee of $554, plus related out-of-pocket expenses, to Leonard Green & Associates, L.P. ("LGA"), and an annual fee of $232, plus related out-of-pocket expenses, to Gibbons, Goodwin, van Amerongen, L.P. ("GGvA"). From September 1993 through December 1994, the Company did not pay the annual fees to LGA or GGvA, but reimbursed them for out-of-pocket expenses billed to the Company. Pursuant to the provisions of the Restructuring, on December 29, 1994 the Company entered into a Management Services Agreement with LGA, pursuant to which LGA agreed to provide management, consulting, financial planning and financial advisory services for a two year term, in consideration for an annual fee of $200. LGA is not required to spend a fixed number of hours of service to the Company pursuant to the Management Services Agreement. The amount of the annual fee payable to LGA was determined in the course of negotiations among LGA, the Company and an unofficial bondholders committee during the Restructuring. The Company believes that
                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)



the fee is not in excess of the fee that would be charged by an unrelated third party in an arms-length transaction for similar services. Total amounts paid to LGA and GGvA were $117, $143, and $598 for the fiscal years ended July 30, 1995, July 31, 1994 and August 1, 1993, respectively.

     LGA is the sole general partner of Green Equity Investors, L.P., which owned approximately 60.9% of the Company's outstanding common stock immediately prior to the consummation of the Restructuring, and which owned approximately 27.7% of the Company's outstanding New Common Stock as of July 30, 1995. GGvA is the general partner of The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership, which collectively owned 33.8% of the Company's outstanding common stock immediately prior to the consummation of the Restructuring. One director of the Company is the controlling shareholder of a general partner of LGA, and another director of the Company is a general partner of LGA.


(15)  Quarterly Financial Information (Unaudited)


                             First     Second     Third      Fourth
                            Quarter   Quarter(A)  Quarter    Quarter
                           --------   --------   --------   --------
1995:

Sales                      $240,147   $272,889   $269,927   $243,038
Gross profit                 48,415     54,879     58,205     52,299
Operating income              1,841      8,194     12,852      6,574
Net income (loss)
  before extraordinary
  items                      (8,719)    (2,236)     2,721      (385)
Net income (loss)            (8,719)    65,930      2,721      (385)
Net income (loss)
  per common share(B)          --         --         0.59     (0.08)


1994:

Sales                      $256,635   $278,166   $279,806   $250,558
Gross profit                 52,426     56,460     58,198     52,484
Operating income             (9,309)     4,940      8,424      3,440
Net income (loss)
  before extraordinary
  items                     (20,450)    (6,432)    (2,820)    (8,193)
Net income (loss)           (20,450)    (6,432)    (2,820)    (8,193)
Net income (loss)
  per common share(B)          --         --         --         --





                         KASH N' KARRY FOOD STORES, INC.
                          NOTES TO FINANCIAL STATEMENTS
             (Dollar Amounts In Thousands, Except Per Share Amounts)




(A) The operating results of the thirteen weeks of operations ended January 29, 1995 (second quarter 1995) included the results of the nine weeks of operations ended January 1, 1995 (Predecessor Company) combined with the four weeks of operations ended January 29, 1995 (Reorganized Company). The net loss before extraordinary items for this period includes the impact of reorganization items (-$4,869), but does not include the impact of the gain on debt discharge ($70,166) or the cumulative effect of change in accounting principle (-$2,000). In the Company's previous interim reporting, reorganization items included a gain on extinguishment of preferred stock of $4,650. The effect of reclassifying this amount as a direct credit to capital in excess of par value has been included in this presentation. Net income for the four week period ended January 29, 1995 (post-Restructuring) was $807, or $.17 per share.

(B) Net income per common share is not meaningful prior to January 1, 1995 due to the significant change in the capital structure in connection with the Restructuring.

































                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE


     On February 17, 1995, KPMG Peat Marwick LLP ("KPMG"), the Company's independent accountants who were previously engaged as the principal accountants to audit the Company's financial statements, were dismissed. KPMG's report on the financial statements of the Company for the past two years contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG's report on the 1994 financial statements of the Company contained a separate paragraph stating that "Kash n' Karry Food Stores, Inc. has suffered recurring losses from operations and has a net capital deficiency. As discussed in note 1 to the financial statements, Kash n' Karry Food Stores, Inc. filed a pre-packaged petition under Chapter 11 of the United States Bankruptcy Code on November 9, 1994 and these matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty." The Company's plan of reorganization was approved by the bankruptcy court on December 12, 1994 and became effective on December 29, 1994.

     The decision to change accountants was approved by the Board of Directors of the Company. During the Company's two most recent fiscal years and any subsequent interim period preceding the dismissal, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report. Also, during the aforementioned period, there occurred no "reportable event" within the meaning of
Item 304(a)(1)(v) of Regulation S-K of the Commission.

     On February 17, 1995, the Company engaged Coopers & Lybrand,
L.L.P. as the principal accountants to audit the Company's financial statements for the fiscal year ended July 30, 1995. The Company did not consult with Coopers & Lybrand, L.L.P. regarding accounting advice prior to its engagement.


THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 30, 1995, UPON THE WRITTEN REQUEST OF ANY STOCKHOLDER OF RECORD OR BENEFICIAL OWNER AT THE CLOSE OF BUSINESS ON THE TENTH DAY OF NOVEMBER, 1995. REQUESTS FOR SUCH REPORT SHOULD BE DIRECTED TO RICHARD D. COLEMAN, VICE PRESIDENT, CONTROLLER, P.O. BOX 11675, TAMPA, FLORIDA 33680.

                  [KASH N' KARRY FOOD STORES, INC. LETTERHEAD]




                        November 17, 1995





To our Stockholders:

On behalf of the Board of Directors and management of Kash n' Karry Food Stores, Inc., I cordially invite you to attend the Annual Stockholders Meeting to be held on Wednesday, December 6, 1995 at 9:00 A.M. Eastern Time at the Sheraton Inn Tampa, 4701 E. Hillsborough Avenue, Tampa, Florida.

The notice of meeting and proxy statement accompanying this letter describe the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be an opportunity for questions of general interest to the stockholders.

It is important that your shares be represented at the meeting. Whether or not you plan to attend in person, you are requested to vote, sign, date, and promptly return the enclosed proxy in the envelope provided.

                                   Sincerely yours,


                                   /s/ Ronald E. Johnson
                                   -----------------------
                                   Ronald E. Johnson
                                   Chairman of the Board,
                                   President and Chief
                                   Executive Officer